UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number: 1-12838

BEMA GOLD CORPORATION
(Translation of registrant's name into English)

Suite 3100, 595 Burrard Street P.O. Box 49143
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the definitive Arrangement Agreement dated December 21, 2006 between the Company and Kinross Gold Corporation.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX
99.1     Arrangement Agreement dated December 21, 2006.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        BEMA GOLD CORPORATION

                                                        Signed: /s/ Roger Richer

                                                        Vice President, Administration, General Counsel
                                                        and Secretary

December 27, 2006